Exhibit 1

September 8, 2023

BY EMAIL

J. Michael Adams
Chairman
Board of Directors

Jeffery A. Stopko
President and CEO

AmeriServ Financial, Inc.
216 Franklin Street
Johnstown, PA 15901

Gentlemen,

Reference is made to your letter to shareholders of AmeriServ Financial, Inc. (“AmeriServ”) dated August 31, 2023 that references a letter that Driver Opportunity Partners I LP sent to AmeriServ shareholders on August 2, 2023 and a demand letter Driver Opportunity Partners I LP sent to AmeriServ’s board of directors on the same day. Those letters are attached hereto for reference.

I had considered rebutting all of the spurious claims made in your letter, but I think this “X” post says all there needs to be said:

Abbott

1266 East Main Street
Suite 700R
Stamford, CT 06902